Exhibit 8.1

LIST OF SUPERCOM lTD’s SUBSIDIARIEs

The following is a list of the Company’s subsidiaries as at December 31, 2016:

Name of active Subsidiary	Jurisdiction of Organization	Percent Owned

S.B.C. Aviation Ltd.	Israel	100%
SuperCom Inc.	United States	100%
Vuance Inc.	United States	100%
SuperCom Slovakia A.S.	Slovakia	66%
SuperCom Tanzania Ltd.	Tanzania	100%
SuperCom PTY S.A.	Panama	100%
Prevision Ltd.	Israel	100%
Safend Ltd.	Israel	100%
Leaders in Community Alternatives, Inc.	United States	100%
PowaPOS Inc.	United States	100%
Alvarion Technologies Ltd	Israel	100%